Ur-Energy Raises Funds for Ongoing Lost Creek Construction

LITTLETON, Colo., March 25, 2013 /PRNewswire/ -- Ur-Energy Inc. (TSX:URE, NYSE MKT:URG) ("Ur-Energy" or the "Company") is pleased to announce the closing of a uranium sales transaction that provides an immediate payment to the Company of approximately US$5.1 million. Proceeds from the transaction will support the ongoing construction at the Company's flagship Lost Creek Project.

(Logo: http://photos.prnewswire.com/prnh/20110913/LA67628LOGO)

Ur-Energy, with the cooperation of one of its utility customers, assigned a portion of its contractual delivery obligations to Traxys, a large uranium and natural resource trading company, in exchange for a current cash payment. Ur-Energy has retained additional future delivery obligations under this and other previously announced uranium sales agreements.

Ur-Energy President and CEO Wayne Heili commented, "The Company is pleased to have the assistance and support of our counter-parties in this transaction. The transaction, which might best be understood as a sale of contractual future product deliveries, has allowed the Company to raise funds without dilution to our shareholder's interests or repayment obligations. The cash infusion will help Ur-Energy in maintaining a steady construction pace at Lost Creek while we await the finalization of the Wyoming Industrial Revenue Bond approval process."

The construction efforts at the fully licensed Lost Creek project are continuing on-schedule for initial production this year. Electrical and pipe-fitting work has been initiated within the plant building. Construction of an auxiliary shop building is also underway. Two disposal wells have been installed and developed. The construction of the first mine unit also remains on schedule while the pipeline between the plant and mine unit facilities is being installed. Updated photographs of the progress of construction at Lost Creek are available at our website: www.ur-energy.com.

About Ur-Energy
Ur-Energy is a junior uranium mining company currently constructing its first in-situ recovery (ISR) uranium mine in south- central Wyoming at its fully licensed and permitted Lost Creek project. The Lost Creek processing facility will have two million pounds per year capacity and is anticipated to be in production mid-year 2013. Ur-Energy engages in the identification, acquisition, exploration and development of uranium projects in the United States and Canada. Shares of Ur-Energy trade on the Toronto Stock Exchange under the symbol "URE" and on the NYSE MKT under the symbol "URG". Ur-Energy's corporate office is located in Littleton, Colorado; its registered office is in Ottawa, Ontario. Ur-Energy's website is www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT
Rich Boberg, Director, IR/PR	Wayne Heili, President and CEO
303-269-7707	307-265-2373
866-981-4588	866-981-4588
rich.boberg@ur-energyusa.com	wayne.heili@ur-energyusa.com

This release may contain "forward-looking statements" within the meaning of applicable securities laws regarding events or conditions that may occur in the future (e.g., timing of completion of construction and commencement of operations at Lost Creek; ability and timing to raise additional funds, including the state bonds process) and are based on current expectations that, while considered reasonable by management at this time, inherently involve a number of significant business, economic and competitive risks, uncertainties and contingencies. Factors that could cause actual results to differ materially from any forward-looking statements include, but are not limited to, capital and other costs varying significantly from estimates; failure to establish estimated resources and reserves; the grade and recovery of ore which is mined varying from estimates; production rates, methods and amounts varying from estimates; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; inflation; changes in exchange rates; fluctuations in commodity prices; delays in development and other factors. Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are based on the beliefs, expectations and opinions of management as of the date hereof and Ur-Energy disclaims any intent or obligation to update them or revise them to reflect any change in circumstances or in management's beliefs, expectations or opinions that occur in the future.